Exhibit 15.1

Consent of Independent Registered Public Accounting Firm
The Administrative Board of Spark Networks SE:
We consent to the incorporation by reference in the registration statements (No. 333-224719 and 333-222277) on Forms S-8 of Spark Networks SE of our report dated June 11, 2020, with respect to the consolidated balance sheets of Spark Networks SE as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 20-F of Spark Networks SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Hamburg, Germany
June 11, 2020